Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, North American Construction Group Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 15, 2023 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired ML Northern Services Ltd. (“ML Northern”) during 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, ML Northern’s internal control over financial reporting representing approximately 3% of total assets, 1% of revenues, and 2% of net income, respectively, as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of ML Northern.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Edmonton, Canada
February 15, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of North American Construction Group Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates
Estimation of total costs to be incurred for unit-price long-term contract revenue
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2022, total contract revenues recognized by the Company were $769.5 million, including $15.0 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by estimated total costs (ETC).
We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including the accuracy of the estimates made at the period-end date, primarily consisting of labor hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company’s revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company’s determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in economic indices used for the determination of escalation for contractual rates on long-term contracts; changes in productivity expectations; site conditions that differ from those assumed in the original bid; contract incentive and penalty provisions; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.
We have served as the Company’s auditor since 1998.

Chartered Professional Accountants
Edmonton, Canada
February 15, 2023
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2022	2021
Assets
Current assets
Cash		$69,144	$16,601
Accounts receivable	4,9	83,811	68,787
Contract assets	5(b)	15,802	9,759
Inventories	6	49,898	44,544
Prepaid expenses and deposits		10,587	6,828
Assets held for sale		1,117	660
		230,359	147,179
Property, plant and equipment	7	645,810	640,950
Operating lease right-of-use assets	8	14,739	14,768
Intangible assets		6,773	3,864
Investments in affiliates and joint ventures	9	75,637	55,974
Other assets	5(d),10,15(b)	5,808	6,543
Deferred tax assets	11	387	—
Total assets		$979,513	$869,278
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$102,549	$76,251
Accrued liabilities	12	43,784	33,389
Contract liabilities	5(b)	1,411	3,349
Current portion of long-term debt	13	20,600	19,693
Current portion of finance lease obligations	8	21,489	25,035
Current portion of operating lease liabilities	8	2,470	3,317
		192,303	161,034
Long-term debt	13	358,137	306,034
Finance lease obligations	8	20,315	29,686
Operating lease liabilities	8	12,376	11,461
Other long-term obligations	14	18,576	26,400
Deferred tax liabilities	11	71,887	56,200
		673,594	590,815
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2022 - 27,827,282 (December 31, 2021 – 30,022,928))	16(a)	229,455	246,944
Treasury shares (December 31, 2022 - 1,406,461 (December 31, 2021 - 1,564,813))	16(a)	(16,438)	(17,802)
Additional paid-in capital		22,095	37,456
Retained earnings		70,501	11,863
Accumulated other comprehensive income		306	2
Shareholders' equity		305,919	278,463
Total liabilities and shareholders' equity		$979,513	$869,278
Contingencies	23
Approved on behalf of the Board

/s/ Joseph Lambert	/s/ Bryan D. Pinney
Joseph Lambert, President and Chief Executive Officer	Bryan D. Pinney, Audit Chair and Lead Director
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2022	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2022	2021
Revenue	5	$769,539	$654,143
Cost of sales	2(a),2(x),5(d),17	548,723	455,710
Depreciation		119,268	108,016
Gross profit		101,548	90,417
General and administrative expenses	2(x),19,20	29,855	35,374
Loss (gain) on disposal of property, plant and equipment		536	(85)
Operating income		71,157	55,128
Equity earnings in affiliates and joint ventures	9	(37,053)	(21,860)
Interest expense, net	18	24,543	19,032
Net realized and unrealized gain on derivative financial instruments	15(b)	(778)	(2,737)
Income before income taxes		84,445	60,693
Current income tax expense	11	1,627	1,000
Deferred income tax expense	11	15,446	8,285
Net income		67,372	51,408
Other comprehensive income
Unrealized foreign currency translation gain		(304)	(2)
Comprehensive income		$67,676	$51,410

Per share information
Basic net income per share	16(b)	$2.46	$1.81
Diluted net income per share	16(b)	$2.15	$1.64
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2022	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total
Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443
Net income	—	—	—	51,408	—	51,408
Unrealized foreign currency translation gain	—	—	—	—	2	2
Dividends ($0.16 per share)	—	—	—	(4,390)	—	(4,390)
Exercise of stock options	859	—	(340)	—	—	519
Share purchase program	(8,979)	—	(7,540)	—	—	(16,519)
Purchase of treasury shares	—	(5,500)	—	—	—	(5,500)
Stock-based compensation	—	5,700	(1,200)	—	—	4,500
Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463
Net income	—	—	—	67,372	—	67,372
Unrealized foreign currency translation gain	—	—	—	—	304	304
Dividends ($0.32 per share)	—	—	—	(8,734)	—	(8,734)
Share purchase programs	(17,489)	—	(16,643)	—	—	(34,132)
Purchase of treasury shares	—	(2,030)	—	—	—	(2,030)
Stock-based compensation	—	3,394	1,282	—	—	4,676
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2022	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2022	2021
Cash provided by
Operating activities:
Net income		$67,372	$51,408
Adjustments to reconcile net income to cash from operating activities:
Depreciation		119,268	108,016
Amortization of deferred financing costs	18	1,076	1,064
Loss (gain) on disposal of property, plant and equipment		536	(85)
Net realized and unrealized gain on derivative financial instruments	15(b)	(778)	(2,737)
Stock-based compensation expense	19	4,780	11,606
Cash settlement of deferred share unit plan	19(c)	—	(2,300)
Equity earnings in affiliates and joint ventures	9	(37,053)	(21,860)
Dividends and advances received from affiliates and joint ventures	9	12,760	11,270
Deferred income tax expense	11	15,446	8,285
Other adjustments to cash from operating activities		(896)	(158)
Net changes in non-cash working capital	21(b)	(13,310)	671
		169,201	165,180
Investing activities:
Acquisition of ML Northern Services Limited, net of cash acquired	20(a)	(2,205)	—
Acquisition of DGI (Aust) Trading Pty Limited, net of cash acquired	20(b)	—	(11,395)
Purchase of property, plant and equipment		(111,499)	(112,563)
Additions to intangible assets		(3,765)	(1,228)
Proceeds on disposal of property, plant and equipment		3,400	17,141
Investment in affiliates and joint ventures	9	—	(1,959)
Net collections of loans with affiliates and joint ventures		16,600	3,664
Cash settlement of derivative financial instruments		—	7,071
		(97,469)	(99,269)
Financing activities:
Proceeds from long-term debt	13	83,400	135,049
Repayment of long-term debt	13	(31,197)	(164,369)
Financing costs		(318)	(3,567)
Repayment of finance lease obligations		(27,443)	(33,949)
Dividend payments	16(c)	(7,773)	(4,423)
Proceeds from exercise of stock options		—	519
Share purchase program		(34,132)	(16,519)
Purchase of treasury shares	16(a)	(2,030)	(5,500)
		(19,493)	(92,759)
Increase (decrease) in cash		52,239	(26,848)
Effect of exchange rate on changes in cash		304	2
Cash, beginning of year		16,601	43,447
Cash, end of year		$69,144	$16,601
Supplemental cash flow information (note 21(a))
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2022	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.
During the third quarter of 2022, the Company updated the presentation of project and equipment costs within the Consolidated Statement of Operations and Comprehensive Income to be combined as cost of sales. There has been no change in the Company’s accounting policy or change in the composition of the amounts now recognized within cost of sales. The change in presentation had no effect on the reported results of operations. The comparative period has been updated to reflect this presentation change.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in impairment testing; and
•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Consolidated Financial Statements December 31, 2022	F - 5	North American Construction Group Ltd.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•costs associated with added scope changes;
•extended overhead due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability

Consolidated Financial Statements December 31, 2022	F - 6	North American Construction Group Ltd.

of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.
The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Consolidated Financial Statements December 31, 2022	F - 7	North American Construction Group Ltd.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to cost of sales in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 15(f).
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would

Consolidated Financial Statements December 31, 2022	F - 8	North American Construction Group Ltd.

have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 5(c)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
j) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.
k) Property, plant and equipment
Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.
Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 70,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
l) Goodwill
Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. Goodwill is recorded within other assets on the Consolidated Balance Sheets.

Consolidated Financial Statements December 31, 2022	F - 9	North American Construction Group Ltd.

m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2022, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:
•management, having the authority to approve the action, commits to a plan to sell the assets;
•the assets are available for immediate sale in their present condition;
•an active program to locate buyers and other actions to sell the assets have been initiated;
•the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•the assets are being actively marketed at reasonable prices in relation to their fair value; and
•it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment

Consolidated Financial Statements December 31, 2022	F - 10	North American Construction Group Ltd.

will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
Accounts of the Company's Australia-based subsidiary, which has an Australian Dollar functional currency and US- based subsidiaries, which have US Dollar functional currency are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit ("RSU") Plan which is described in note 19(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

Consolidated Financial Statements December 31, 2022	F - 11	North American Construction Group Ltd.

The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 19(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 19(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
The Company had a Share Option Plan which is described in note 19(d). Effective November 17, 2021, this plan was terminated. The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 16(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.
Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

Consolidated Financial Statements December 31, 2022	F - 12	North American Construction Group Ltd.

As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately.
If any of the following criteria are met, the Company classifies the lease as a sales-type lease:
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

Consolidated Financial Statements December 31, 2022	F - 13	North American Construction Group Ltd.

•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.
•It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.
For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and cost of sales.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate

Consolidated Financial Statements December 31, 2022	F - 14	North American Construction Group Ltd.

or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.
x) Government assistance
The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.
In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program which ended in October 2021. For the year ended December 31, 2021, the Company recognized $13,244 of salary and wage subsidies presented as reduction of cost of sales and general and administrative expenses of $12,489 and $755, respectively. No amounts were received in 2022.
y) Derivative instruments
The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.
z) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in other income in Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs are expensed when incurred in general and administrative charges.
3. Accounting pronouncements recently adopted
a) Debt with conversion and other options
The Company adopted the new standard for debt with conversion and other options effective January 1, 2022. In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The adoption of this new standard did not have a material impact to the consolidated financial statements.
4. Accounts receivable

	Note	December 31, 2022	December 31, 2021
Trade	9	$39,625	$51,774
Holdbacks		372	380
Accrued trade receivables		33,207	12,266
Contract receivables		$73,204	$64,420
Other		10,607	4,367
		$83,811	$68,787

Consolidated Financial Statements December 31, 2022	F - 15	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

Year ended December 31,	2022	2021
Revenue by source
Operations support services	$688,734	$600,308
Equipment and component sales	48,728	28,603
Construction services	32,077	25,232
	$769,539	$654,143

By commercial terms
Time-and-materials	$523,468	$388,998
Unit-price	234,047	253,840
Lump-sum	12,024	11,305
	$769,539	$654,143

Revenue recognition method
As-invoiced	$522,415	$407,496
Cost-to-cost percent complete	198,396	218,044
Point-in-time	48,728	28,603
	$769,539	$654,143
b) Contract balances
Contract assets:

Year ended December 31,	2022	2021
Balance, beginning of year	$9,759	$7,008
Transferred to receivables from contract assets recognized at the beginning of the period	(5,786)	(7,008)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	10,062	8,838
Increases as a result of work completed, but not yet an unconditional right to consideration	1,767	921
Balance, end of year	$15,802	$9,759
Contract liabilities:

Year ended December 31,	2022	2021
Balance, beginning of year	$3,349	$1,512
Revenue recognized that was included in the contract liability balance at the beginning of the period	(3,349)	(899)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,411	2,736
Balance, end of year	$1,411	$3,349
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2022	2021
Revenue (derecognized) recognized	$(1,201)	$3,572
These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
During the year-ended December 31, 2022, the Company derecognized $3,706 in revenue recognized in the year-ended December 31, 2021, and $3,706 in contract assets recognized as at December 31, 2021, due to a customer directed change of scope in a project. This resulted in the work ultimately being completed under the as-invoiced method of revenue recognition rather than the cost-to-cost percentage method. During the year-ended December 31, 2022, the Company recognized revenue of $177,620 related to this project.
c) Transaction price allocated to the remaining performance obligations
The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $52,526, all of which is expected to be recognized in 2023. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

Consolidated Financial Statements December 31, 2022	F - 16	North American Construction Group Ltd.

d) Contract costs
The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2022	December 31, 2021
Fulfillment costs	$—	$2,673
During the year ended December 31, 2022, fulfillment costs of $nil were capitalized and $2,673 were amortized within cost of sales on the Consolidated Statement of Operations and Comprehensive income (December 31, 2021 - $2,909 and $1,668, respectively).
6. Inventories

	December 31, 2022	December 31, 2021
Repair parts	$26,036	$19,519
Tires and track frames	3,372	2,617
Fuel and lubricants	2,237	1,832
Parts and supplies	31,645	23,968
Parts, supplies and components for equipment rebuilds	14,899	15,858
Customer rebuild work in process	3,354	4,718
	$49,898	$44,544
7. Property, plant and equipment

December 31, 2022	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$368,318	$123,695	$244,623
Major component parts in use	388,169	163,124	225,045
Other equipment	40,752	30,769	9,983
Licensed motor vehicles	12,109	6,800	5,309
Office and computer equipment	7,510	5,669	1,841
Buildings	29,725	4,489	25,236
Capital inventory and capital work in progress	46,050	—	46,050
Land	10,472	—	10,472
	903,105	334,546	568,559

Assets under finance lease
Heavy equipment	75,750	28,265	47,485
Major component parts in use	40,406	22,264	18,142
Other equipment	4,238	1,814	2,424
Licensed motor vehicles	9,669	469	9,200
	130,063	52,812	77,251

Total property, plant and equipment	$1,033,168	$387,358	$645,810

Consolidated Financial Statements December 31, 2022	F - 17	North American Construction Group Ltd.

December 31, 2021	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$351,023	$105,686	$245,337
Major component parts in use	332,042	131,157	200,885
Other equipment	44,548	30,633	13,915
Licensed motor vehicles	15,113	10,838	4,275
Office and computer equipment	6,845	4,891	1,954
Buildings	29,386	3,748	25,638
Capital inventory and capital work in progress	38,350	—	38,350
Land	10,472	—	10,472
	827,779	286,953	540,826

Assets under finance lease
Heavy equipment	92,690	28,504	64,186
Major component parts in use	52,679	21,996	30,683
Other equipment	4,633	1,281	3,352
Licensed motor vehicles	2,674	771	1,903
	152,676	52,552	100,124

Total property, plant and equipment	$980,455	$339,505	$640,950
8. Finance and operating leases
As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.
a) Minimum lease payments and receipts
The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2022, for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2023	$22,550	$3,090	$6,165
2024	13,552	1,703	666
2025	3,992	1,730	—
2026	2,642	1,579	—
2027 and thereafter	935	10,665	—
Total minimum lease payments	$43,671	$18,767	$6,831
Less: amount representing interest	(1,867)	(3,921)
Carrying amount of minimum lease payments	$41,804	$14,846
Less: current portion	(21,489)	(2,470)
Long term	$20,315	$12,376
b) Lease expenses and income

Year ended December 31,	2022	2021
Short-term lease expense	$23,003	$27,421
Operating lease expense	4,588	4,556
Operating lease income	(6,831)	(7,074)
During the year ended December 31, 2022, depreciation of equipment under finance leases was $18,573 (December 31, 2021 - $21,343).

Consolidated Financial Statements December 31, 2022	F - 18	North American Construction Group Ltd.

c) Supplemental information

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (in years):
Finance leases	1.9	2.5
Operating leases	10.2	8.3
Weighted-average discount rate:
Finance leases	3.53%	3.22%
Operating leases	4.64%	4.68%
9. Investments in affiliates and joint ventures
The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Dene North Site Services Partnership(i)	49%
(i)Subsequent to December 2022, the Dene North Site Services Partnership has been dissolved.
The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2022	December 31, 2021
Balance, beginning of the year	$55,974	$46,263
Investments in affiliates and joint ventures	—	2,321
Share of net income	37,053	21,860
Dividends from affiliates and joint ventures	(12,760)	(11,270)
Intercompany eliminations	(4,630)	(3,200)
Balance, end of the year	$75,637	$55,974
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$6,559	$1,467	$81,326	$800	$90,152
Other current assets	82,147	41,820	1,776	3,495	129,238
Non-current assets	18,422	27,428	93,007	12,510	151,367
Total assets	$107,128	$70,715	$176,109	$16,805	$370,757
Liabilities
Current liabilities	$40,382	$43,381	$78,457	$1,529	$163,749
Non-current liabilities	12,942	22,195	89,907	6,327	131,371
Total liabilities	$53,324	$65,576	$168,364	$7,856	$295,120
Net investments in affiliates and joint ventures	$53,804	$5,139	$7,745	$8,949	$75,637

Consolidated Financial Statements December 31, 2022	F - 19	North American Construction Group Ltd.

December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$13,992	$2,758	$38,688	$734	$56,172
Other current assets	32,363	20,032	—	3,758	56,153
Non-current assets	24,092	10,966	285	7,618	42,961
Total assets	$70,447	$33,756	$38,973	$12,110	$155,286
Liabilities
Current liabilities	$15,819	$22,059	$38,573	$986	$77,437
Non-current liabilities	9,586	7,356	—	4,933	21,875
Total liabilities	$25,405	$29,415	$38,573	$5,919	$99,312
Net investments in affiliates and joint ventures	$45,042	$4,341	$400	$6,191	$55,974
Statements of Operations

Year ended December 31, 2022	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$213,745	$330,259	$40,598	$11,431	$596,033
Gross profit	30,667	10,216	6,575	2,123	49,581
Income before taxes	21,741	8,825	7,049	1,881	39,496
Net income	$19,298	$8,825	$7,049	$1,881	$37,053

Year ended December 31, 2021	Nuna	MNALP	Fargo	Other entities	Total
Revenue	$147,187	$171,425	$6,296	$7,532	$332,440
Gross profit	28,357	2,762	1,079	1,443	33,641
Income before taxes	20,600	2,750	397	1,317	25,064
Net income	$17,396	$2,750	$397	$1,317	$21,860
Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2022	December 31, 2021
Accounts receivable	$65,294	$31,050
Other assets	2,444	2,162
Accounts payable and accrued liabilities	13,773	286
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2022 and 2021, revenue earned from these services was $666,069 and $356,592, respectively. The majority of services are being completed through the Mikisew North American Limited Partnership ("MNALP") which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At December 31, 2022, MNALP had recorded accounts receivable of $66,680 on their balance sheet (December 31, 2021 - $32,296).
10. Other Assets

	Note	December 31, 2022	December 31, 2021
Loans to affiliates and joint ventures		$2,444	$914
Long-term prepaid lease payments		$1,085	$1,361
Deferred financing costs		887	838
Derivative financial instruments	15(b)	778	—
Goodwill	20(b)	543	543
Contract costs	5(d)	—	2,673
Deferred lease inducement asset		71	214
		$5,808	$6,543

Consolidated Financial Statements December 31, 2022	F - 20	North American Construction Group Ltd.

11. Income taxes
Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2022	2021
Income before income taxes	$84,445	$60,693
Equity earnings in affiliates and joint ventures	(37,053)	(21,860)
	$47,392	$38,833
Tax rate	23.00%	23.00%
Expected expense	$10,900	$8,932
Adjustments related to:
Stock-based compensation	1,090	1,043
Foreign tax rate differential	183	233
Tax on equity earnings in affiliates and joint ventures	5,162	935
Other	(262)	(1,858)
Total income tax expense	$17,073	$9,285

Current income tax expense	$1,627	$1,000
Deferred income tax expense	15,446	8,285
Total income tax expense	$17,073	$9,285
The deferred tax assets and liabilities are summarized below:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Non-capital and net capital loss carryforwards	$33,630	$40,367
Finance lease obligations	17,981	24,785
Operating lease obligations	3,415	3,247
Stock-based compensation	4,200	4,029
Other	2,241	(1,154)
	$61,467	$71,274

Deferred tax liabilities:
Contract assets	$3,199	$932
Property, plant and equipment	123,274	124,265
Other	6,494	2,277
	$132,967	$127,474

Net deferred income tax liability	$71,500	$56,200
Classified as:

	December 31, 2022	December 31, 2021
Deferred tax asset	$387	$—
Deferred tax liability	(71,887)	(56,200)
	$(71,500)	$(56,200)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

Consolidated Financial Statements December 31, 2022	F - 21	North American Construction Group Ltd.

At December 31, 2022, the Company has non-capital loss carryforwards of $146,217, which expire as follows:

December 31, 2022
2026	$3
2027	278
2032	176
2033	9,095
2037	5
2039	146
2040	112,450
2041	16,816
2042	7,248
$146,217
12. Accrued liabilities

	Note	December 31, 2022	December 31, 2021
Payroll liabilities		$16,082	$16,888
Current portion of DSU liabilities	19(c)	5,099	—
Income and other taxes payable		8,189	5,064
Dividends payable	16(c)	2,098	1,137
Accrued interest payable		1,466	1,331
Third-party equipment rental liabilities		2,572	2,678
Funding obligations		—	3,022
Obligation related to DGI acquisition		1,720	1,571
Deferred consideration related to ML Northern acquisition	20(a)	5,002	—
Other		1,556	1,698
		$43,784	$33,389
13. Long-term debt

	Note	December 31, 2022	December 31, 2021
Credit Facility	13(a)	$180,000	$110,000
Convertible debentures	13(b)	129,750	129,750
Financing obligations	13(c)	32,889	47,945
Mortgage	13(d)	29,231	30,000
Promissory notes	13(e)	11,238	13,210
Unamortized deferred financing costs	13(f)	(4,371)	(5,178)
		$378,737	$325,727
Less: current portion of long-term debt		(20,600)	(19,693)
		$358,137	$306,034
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2022 are: $20.6 million in 2023, $18.7 million in 2024, $184.7 million in 2025, $58.4 million in 2026 and $100.7 million in 2027 and thereafter.
a) Credit Facility
The Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate that allows borrowing under the revolving loan to $300.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement matures on October 8, 2025, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $175.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $175.0 million was expanded to include guarantees provided by the Company to certain joint ventures.
As at December 31, 2022, there was $32.0 million (December 31, 2021 - $33.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $88.0 million (December 31, 2021 - $181.1 million). As at December 31, 2022, there was an additional $46.6 million in borrowing availability under finance lease obligations (December 31, 2021 - $28.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.

Consolidated Financial Statements December 31, 2022	F - 22	North American Construction Group Ltd.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2022, the Company was in compliance with its financial covenants.
•The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.
◦"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.
◦The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt to Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the Business Development Bank of Canada ("BDC") mortgage.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $80.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2022, the Company has provided guarantees on this facility of $53.4 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded related to this guarantee. Subsequent to December 2022, there was a $30.0 million increase to the capacity of these facilities.
The Company also acts as guarantor for equipment leases of Nuna Logistics Ltd. ("NLL"), an affiliate of the Company, to avail more favourable financing terms. As at December 31, 2022, Nuna had an outstanding balance of $0.3 million under this arrangement. At this time, there have been no instances or indication that payments will not be made by NLL. Therefore, no liability has been recorded related to this guarantee.

Consolidated Financial Statements December 31, 2022	F - 23	North American Construction Group Ltd.

b) Convertible debentures

	December 31, 2022	December 31, 2021
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the original conversion price; and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
c) Financing obligations
During the year ended December 31, 2021, the Company recorded new financing obligations of $11,700. The financing contract expires on February 9, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 2.23%. The financing obligations are secured by the corresponding property, plant and equipment.
d) Mortgage
On October 28, 2021, the Company entered into an updated mortgage agreement with BDC which increased the mortgage amount from $21.1 million to $30.0 million. The updated mortgage includes an additional loan of $7.0 million for a building expansion and a $1.9 million cash advance. The mortgage has a maturity date of November 1, 2046, and bears interest at 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.
e) Promissory notes
During the year ended December 31, 2022, the Company recorded a new equipment promissory note of $3.4 million. The contract expires on May 13, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 5.85%. The promissory note is secured by the corresponding property, plant and equipment. During the year ended December 31, 2022, the Company made payments of $5.4 million towards promissory notes.
During the year ended December 31, 2021, the Company recorded a new equipment promissory note of $4.3 million. The contract expires on August 5, 2025. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 4.20%. The promissory note is secured by the corresponding property, plant and equipment. The Company also acquired a new promissory note of $0.4 million upon acquisition of DGI (note 20). The contract expires in November 2023 and bears interest at 2.90%. During the year ended December 31, 2021, the Company made payments of $4.2 million towards promissory notes.

Consolidated Financial Statements December 31, 2022	F - 24	North American Construction Group Ltd.

f) Deferred financing costs

	December 31, 2022	December 31, 2021
Cost	$6,336	$6,351
Accumulated amortization	1,965	1,173
	$4,371	$5,178
14. Other long-term obligations

	Note	December 31, 2022	December 31, 2021
DSU liabilities	19(c)	$13,159	$17,515
Deferred gain on sale-leaseback		1,483	2,954
Obligation related to DGI acquisition		2,142	3,098
Other		1,792	2,833
		$18,576	$26,400
15. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, loans to affiliates and joint ventures (included in other assets), accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	131,795	129,750	135,963
Financing obligations	Level 2	32,889	30,783	47,945	47,010
Mortgage	Level 2	29,231	24,329	30,000	29,756
b) Swap agreement
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. As at December 31, 2022, the Company recognized an unrealized gain of $778 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. The agreement is for 200,678 shares at a par value of $14.38, and an additional 152,100 shares at a par value of $17.84. The fair value of the shares as at December 31, 2022, was $18.08. The fair value of this swap is recorded in other assets (note 10) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income. This swap agreement is expected to mature in October 2023.
During the year ended December 31, 2021, the Company recorded a net gain of $2,737 on the swap agreement related to the 5.50% convertible debentures issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. The gain recorded in 2021 was comprised of a realized gain of $7,071, offset by an unrealized gain from the year ended December 31, 2020, of $4,334. This swap agreement was completed on September 30, 2021, and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign

Consolidated Financial Statements December 31, 2022	F - 25	North American Construction Group Ltd.

currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.
d) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $88.0 million on the Credit Facility (December 31, 2021 - $181.1 million) and an additional $46.6 million in borrowing availability under finance lease obligations (December 31, 2021 - $28.6 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.
e) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short-term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2022, the Company held $180.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2021 – $110.0 million). As at December 31, 2022, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.8 million corresponding change in annual interest expense.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
f) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.

Consolidated Financial Statements December 31, 2022	F - 26	North American Construction Group Ltd.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2022	2021
Customer A	31%	38%
Customer B	24%	27%
Customer C	21%	10%
Customer D	14%	17%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above and in the table below.
The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2022	December 31, 2021
Customer 1	32%	45%
Customer 2	16%	6%
Customer 3	15%	15%
Customer 4	11%	15%
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2022	December 31, 2021
Trade accounts receivable	$39,625	$51,774
Holdbacks	372	380
Accrued trade receivables	33,207	12,266
Contract receivables, included in accounts receivable	$73,204	$64,420
Other receivables	10,607	4,367
Total accounts receivable	$83,811	$68,787
Contract assets	15,802	9,759
Total	$99,613	$78,546
Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2022, and December 31, 2021, trade receivables and holdbacks are aged as follows:

	December 31, 2022	December 31, 2021
Not past due	$31,923	$31,531
Past due 1-30 days	6,190	19,209
Past due 31-60 days	1,174	1,250
More than 61 days	710	164
Total	$39,997	$52,154
As at December 31, 2022, the Company has recorded an allowance for credit losses of $nil (December 31, 2021 - $nil).

Consolidated Financial Statements December 31, 2022	F - 27	North American Construction Group Ltd.

16. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630
Issued upon exercise of stock options	125,000	—	125,000
Retired through share purchase program	(1,113,903)	—	(1,113,903)
Purchase of treasury shares	—	(21,503)	(21,503)
Settlement of certain equity classified stock-based compensation	—	301,891	301,891
Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115
Retired through share purchase program	(2,195,646)	—	(2,195,646)
Purchase of treasury shares	—	(26,012)	(26,012)
Settlement of certain equity classified stock-based compensation	—	184,364	184,364
Issued and outstanding at December 31, 2022	27,827,282	(1,406,461)	26,420,821
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2022, the Company withheld the cash equivalent of 112,583 shares for $1,591 to satisfy the recipient tax withholding requirements (year ended December 31, 2021 - 274,359 shares for $5,134).
b) Net income per share

Year ended December 31,	2022	2021
Net income	$67,372	$51,408
Interest from convertible debentures (after tax)	5,893	4,410
Diluted net income available to common shareholders	$73,265	$55,818

Weighted-average number of common shares	27,406,140	28,325,489
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,485,275	1,707,718
Dilutive effect of stock options	—	47,767
Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236
Dilutive effect of 5.50% convertible debentures	3,020,199	1,770,747
Weighted-average number of diluted common shares	34,006,850	33,946,957

Basic net income per share	$2.46	$1.81
Diluted net income per share	$2.15	$1.64
For the year ended December 31, 2022, all securities were dilutive (year ended December 31, 2021, all securities were dilutive).
On April 11, 2022, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. During the year ended December 31, 2022, the Company purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease to common shares of $16,824 and a decrease to additional paid-in capital of $15,827. This NCIB is now complete, with the purchase and cancellation of the maximum number of shares.
During the year ended December 31, 2022, the Company completed a NCIB which commenced on April 9, 2021, upon the purchase and cancellation of 82,592 common shares, which resulted in a decrease to common shares of $665 and a decrease to additional paid-in capital of $816.
c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123
Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137
Q4 2021	October 26, 2021	$0.04	November 30, 2021	January 7, 2022	$1,137
Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098

Consolidated Financial Statements December 31, 2022	F - 28	North American Construction Group Ltd.

17. Cost of sales

Year ended December 31,	2022	2021
Salaries, wages and benefits	$241,113	$211,804
Repair parts and consumable supplies	131,460	112,411
Subcontractor services	91,666	63,414
Equipment and component sales	41,302	21,505
Third-party equipment rentals	22,964	27,422
Fuel	12,963	13,890
Other	7,255	5,264
	$548,723	$455,710
18. Interest expense, net

Year ended December 31,	2022	2021
Credit Facility	$9,250	$6,559
Convertible debentures	6,861	5,148
Finance lease obligations	1,627	2,260
Mortgage	1,006	1,350
Promissory notes	506	450
Financing obligations	1,211	1,562
Amortization of deferred financing costs	1,076	1,064
Other interest expense	3,030	701
Interest expense	$24,567	$19,094
Other interest income	(24)	(62)
	$24,543	$19,032
19. Stock-based compensation
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2022	2021
Restricted share unit plan	19(a)	$2,154	$2,335
Performance restricted share unit plan	19(b)	2,522	2,165
Deferred stock unit plan	19(c)	104	7,106
		$4,780	$11,606
a) Restricted share unit plan
Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2020	641,471	10.34
Granted	144,383	19.97
Vested	(220,116)	8.44
Forfeited	(12,327)	13.01
Outstanding at December 31, 2021	553,411	13.55
Granted	167,631	15.55
Vested	(169,689)	14.13
Forfeited	(15,455)	13.41
Outstanding at December 31, 2022	535,898	14.44
At December 31, 2022, there were approximately $3,479 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2021 – $4,339) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.3 years (December 31, 2021 – 1.4 years). During the year ended December 31, 2022, 169,689 units vested, which were

Consolidated Financial Statements December 31, 2022	F - 29	North American Construction Group Ltd.

settled with common shares purchased through a trust arrangement (December 31, 2021 - 220,116 units vested and settled).
b) Performance restricted share unit plan
Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2020	492,557	8.86
Granted	112,079	20.04
Vested	(178,067)	8.24
Outstanding at December 31, 2021	426,569	12.06
Granted	116,775	15.55
Vested	(111,630)	14.13
Outstanding at December 31, 2022	431,714	12.47
At December 31, 2022, there were approximately $3,251 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2021 - $3,702) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.3 years (December 31, 2021 - 1.5 years). During the year ended December 31, 2022, 111,630 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 1.14 common shares per PSU based on performance against grant date criteria (December 31, 2021 - 178,067 units at a factor of 2.0 vested and settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2022 and 2021 using a Monte Carlo simulation with the following assumptions:

	2022	2021
Risk-free interest rate	3.14%	0.65%
Expected volatility	48.70%	50.96%
c) Deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2020	1,005,503
Granted	66,265
Redeemed	(139,124)
Outstanding at December 31, 2021	932,644
Granted	87,569
Redeemed	—
Outstanding at December 31, 2022	1,020,213
At December 31, 2022, the fair market value of these units was $17.90 per unit (December 31, 2021 – $18.78 per unit). At December 31, 2022, the current portion of DSU liabilities of $5,099 was included in accrued liabilities (December 31, 2021 - $nil) and the long-term portion of DSU liabilities of $13,159 was included in other long-term

Consolidated Financial Statements December 31, 2022	F - 30	North American Construction Group Ltd.

obligations (December 31, 2021 - $17,515) in the Consolidated Balance Sheets. During the year ended December 31, 2022, there were nil units redeemed and settled in cash for $nil (December 31, 2021 - 139,124 units were redeemed and settled in cash for $2,300). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.
d) Share option plan
Effective November 17, 2021, the Company terminated the 2004 Amended and Restated Share Option Plan, which became effective in 2006. Under this plan, directors, officers, employees and certain service providers to the Company were eligible to receive stock options to acquire voting common shares in the Company. Each stock option provided the right to acquire one common share in the Company and expired ten years from the grant date or on termination of employment. There were no issued or outstanding options as at the date of termination.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2020	125,000	4.16
Exercised(i)	(125,000)	4.16
Outstanding at December 31, 2021	—	—
(i) All stock options exercised resulted in new common shares being issued (note 16(a)).
Cash received from options exercised for the year ended December 31, 2021, was $519. For the year ended December 31, 2021, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,909.
20. Business acquisitions
a) ML Northern Services Ltd.
On October 1, 2022, the Company acquired 100% of the shares and business of ML Northern Services Ltd. ("ML Northern"), a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, for total cash consideration of $8,002, comprised of a purchase price of $13,723 for property, plant and equipment and working capital, less assumed lease liabilities of $5,721.
The following table summarizes the total consideration paid for ML Northern and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase price allocation to assets acquired and liabilities assumed:	October 1, 2022
Property, plant and equipment and working capital
Cash	$795
Accounts receivable	4,068
Prepaid expenses	30
Property, plant and equipment	9,562
Operating lease right-of-use asset	131
Accounts payable	(48)
Accrued liabilities	(599)
Deferred income tax liabilities	(216)
$13,723
Lease liabilities
Finance lease liabilities	$(5,595)
Operating lease liabilities	(126)
$(5,721)
Total identifiable net assets at fair value	$8,002
The Company paid cash consideration of $3,000 and recorded deferred consideration of $5,002 included in accrued liabilities at December 31, 2022. During the year ended December 31, 2022, the Company recognized $95 of acquisition related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2022, the Company recognized $5,224 of revenue and $1,094 of net income from ML Northern recorded in the Consolidated Statement of Operations and Comprehensive Income. Pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.

Consolidated Financial Statements December 31, 2022	F - 31	North American Construction Group Ltd.

b) DGI (Aust) Trading Pty Ltd.
On July 1, 2021, the Company acquired all the shares and business of DGI (Aust) Trading Pty Ltd. ("DGI"), a supplier of production-critical mining components based in Kempsey, New South Wales, Australia for total consideration of $18,441, comprised of a cash payment of $13,724 and $4,717 in the form of an earn-out to be paid based on the earnings of DGI over the next four annual periods after the acquisition. Goodwill from the acquisition was $543 and the fair value of the identifiable net assets acquired was $17,898. Identifiable net assets included: working capital of $13,674, intangible assets of $2,575, and other net assets of $1,649. The Company recognized $209 of acquisition-related costs during the year ended December 31, 2021. Management finalized the fair value assessment of assets and liabilities purchased from DGI in 2021.
21. Other information
a) Supplemental cash flow information

Year ended December 31,	2022	2021
Cash paid during the year for:
Interest	$24,084	$17,028
Cash received during the year for:
Interest	177	69
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	8,931	19,198
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	—	(362)
Increase in assets held for sale, offset by property, plant and equipment	4,276	9,281
Non-cash working capital exclusions:
Net increase in inventory due to transfer from property, plant and equipment	—	437
Net increase in accounts payable related to loans from affiliates and joint ventures	(13,500)	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	639	223
Net (increase) decrease in accrued liabilities related to the current portion of deferred stock unit liability	(5,099)	1,725
Net increase in accrued liabilities related to taxes payable	(362)	—
Net (increase) decrease in accrued liabilities related to dividend payable	(961)	33
Net increase in accrued liabilities related to deferred consideration for acquisition of ML Northern	(5,002)	—
Non-cash working capital transactions related to acquisition of ML Northern: (note 20(a))
Increase in accounts receivable	4,068	—
Increase in prepaid expenses	30	—
Increase in accounts payable	(48)	—
Increase in accrued liabilities	(599)	—
Non-cash working capital transactions related to acquisition of DGI: (note 20(b))
Increase in accounts receivable	—	1,910
Increase in inventory	—	13,713
Increase in prepaid expenses	—	971
Increase in accounts payable	—	(3,591)
Increase in accrued liabilities	—	(2,307)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2022	2021
Operating activities:
Accounts receivable	$(10,956)	$(30,646)
Contract assets	(6,043)	(2,751)
Inventories	(5,354)	(11,243)
Contract costs	2,673	(704)
Prepaid expenses and deposits	(3,453)	(735)
Accounts payable	12,750	31,232
Accrued liabilities	(989)	13,681
Contract liabilities	(1,938)	1,837
	$(13,310)	$671
22. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Consolidated Financial Statements December 31, 2022	F - 32	North American Construction Group Ltd.

23. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.

Consolidated Financial Statements December 31, 2022	F - 33	North American Construction Group Ltd.